Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Six Months Ended

September 30, 2023

(Expressed in Canadian Dollars)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of The Canadian Securities Administrators we hereby give notice that our condensed interim consolidated financial statements for the three and six months ended September 30, 2023, which follow this notice, have not been reviewed by an auditor.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited) (Expressed in Canadian Dollars)

	September 30, 2023 ($)	March 31, 2023 ($)
Assets
Current assets
Cash	2,081,120	1,504,969
Receivables (note 5)	48,358	440,982
Prepaid expenses	210,390	413,556
	2,339,868	2,359,507
Non-current assets
Equipment (note 7)	355,839	436,678
Exploration and evaluation assets (note 9)	64,810,794	64,907,581
Buildings and structures (note 8)	669,642	685,580
Land (note 6)	3,494,601	4,044,061
Other non-current assets	328,963	143,811
Total assets	71,999,707	72,577,218

Liabilities And Equity
Current liabilities
Accounts payable and accrued liabilities (note 16)	3,678,398	3,807,809
Promissory note (note 11)	3,866,386	4,271,857
Other current liabilities (note 10, 12)	301,945	636,545
Liability for subscription receipts (note 24)	720,707	-
	8,567,436	8,716,211
Non-current liabilities
Lease liability (note 10)	19,565	30,285
Provision for closure and reclamation (note 13)	1,863,272	2,022,335
Total liabilities	10,450,273	10,768,831

Equity
Share capital (note 14)	219,568,237	219,321,270
Reserves (note 14)	28,539,840	28,958,228
Accumulated other comprehensive income	725,531	463,740
Deficit	(221,768,387)	(220,375,871)
Equity attributable to equity holders of parent	27,065,221	28,367,367
Equity attributable to non-controlling interests (note 15)	34,484,213	33,441,020
Total equity	61,549,434	61,808,387
Total liabilities and equity	71,999,707	72,577,218

Nature of Operations and Going Concern (note 1)
Subsequent Events (note 24)

Approved by the Board of Directors

"John Lee"	"Greg Hall"
John Lee - Director	Greg Hall - Director

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited) (Expressed in Canadian Dollars)

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
		(Restated - note 23)

General and administrative expenses
Amortization (note 7, 8 and 10)	38,871	56,586	79,472	62,838
Advertising and promotion	9,279	127,388	98,180	213,253
Consulting and management fees (note 16)	197,944	281,586	433,435	308,625
Director fees (note 16)	87,749	46,162	124,778	80,654
Insurance	47,258	38,658	95,489	86,282
Office and administration	120,781	67,283	186,977	105,104
Professional fees	169,612	296,022	399,372	657,061
Salaries and benefits (note 16)	442,770	253,397	884,450	363,805
Share-based payments (note 14)	511,153	930,162	911,306	1,341,412
Stock exchange and shareholder services	104,484	116,736	215,886	150,480
Travel and accommodation	59,828	32,112	106,544	103,081
	(1,789,729)	(2,246,092)	(3,535,889)	(3,472,595)
Other items
Other income	392,091	129,000	358,233	178,334
Finance expense	(58,212)	(53,136)	(113,053)	(102,197)
Foreign exchange loss	(20,112)	(512,111)	(18,015)	(624,568)
Recovery of flow through liability	-	11,310	-	74,190
Gain on fair value change in contingent consideration (note 9)	-	-	-	568,126
Gain (loss) on fair value change in derivative liabilities (note 12 and 14)	8,759	(4,499)	335,905	261,554
Gain (loss) from care and maintenance of coal properties	176,825	-	(18,359)	93,703
Net loss for the period	(1,290,378)	(2,675,528)	(2,991,178)	(3,023,453)
Other comprehensive income:
Foreign currency translation	658,553	-	238,471	-
Comprehensive loss for the period	(631,825)	(2,675,528)	(2,752,707)	(3,023,453)

Net loss attributable to:
Equity holders of parent	(437,430)	(1,258,580)	(1,392,516)	(1,280,298)
Non-controlling interest (note 15)	(852,948)	(1,416,948)	(1,598,662)	(1,743,155)
	(1,290,378)	(2,675,528)	(2,991,178)	(3,023,453)

Comprehensive loss attributable to:
Equity holders of parent	25,534	(1,258,580)	(1,130,725)	(1,280,298)
Non-controlling interest (note 15)	(657,359)	(1,416,948)	(1,621,982)	(1,743,155)
	(631,825)	(2,675,528)	(2,752,707)	(3,023,453)

Basic and diluted loss per share attributable to shareholders	(0.01)	(0.05)	(0.04)	(0.05)
Basic and diluted weighted average number of shares outstanding (note 14e)	32,514,962	25,857,948	32,344,597	25,675,808

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited) (Expressed in Canadian Dollars)

	Number of Shares	Share Capital ($)	Reserves ($)	AOCI[1] ($)	Deficit ($)	Total Shareholders' Equity ($)	Non- Controlling Interest ("NCI") ($)	Total ($)

Balance April 1, 2022 (restated, note 23)	24,321,994	215,052,586	27,601,702	-	(217,618,119)	25,036,169	30,054,745	55,090,914
Private placements	650,800	628,999	-	-	-	628,999	-	628,999
Shares issued to settle liability (note 14)	1,267,145	1,431,874	-	-	-	1,431,874	-	1,431,874
Share-based payments ("SBP") (note 14)	-	-	1,774,259	-	-	1,774,259	-	1,774,259
Changes in NCI ownership	-	-	(2,039,925)	-	-	(2,039,925)	4,483,440	2,443,515
SBP - Flying Nickel	-	-	-	-	-	-	626,407	626,407
Warrants - Flying Nickel	-	-	-	-	-	-	4,542	4,542
Net loss	-	-	-	-	(1,280,298)	(1,280,298)	(1,743,155)	(3,023,453)
Balance, September 30, 2022 (restated, note 23)	26,239,939	217,113,459	27,336,036	-	(218,898,417)	25,551,078	33,425,979	58,977,057

Balance, April 1, 2023	32,084,966	219,321,270	28,958,228	463,740	(220,375,871)	28,367,367	33,441,020	61,808,387
Shares issued to settle liability (note 14)	116,953	54,967	-	-	-	54,967	-	54,967
Private placements (note 16)	639,999	192,000	-	-	-	192,000	-	192,000
SBP (note 14)	-	-	350,980	-	-	350,980		350,980
Changes in NCI ownership (note 15)	-	-	(769,368)	-	-	(769,368)	2,076,851	1,307,483
SBP - Flying Nickel	-	-	-	-	-	-	393,565	393,565
SBP - Nevada Vanadium	-	-	-	-	-	-	194,759	194,759
Net loss	-	-	-	-	(1,392,516)	(1,392,516)	(1,598,662)	(2,991,178)
Other comprehensive income	-		-	261,791	-	261,791	(23,320)	238,471
Balance, September 30, 2023	32,841,918	219,568,237	28,539,840	725,531	(221,768,387)	27,065,221	34,484,213	61,549,434

1 Accumulated other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited) (Expressed in Canadian Dollars)

	Six Months Ended
	September 30,	September 30,
	2023	2022
	($)	($)

Operating Activities
Net loss for the period	(2,991,178)	(3,023,453)
Items not involving cash:
Amortization and accretion	79,472	62,838
Share-based payments	911,306	1,341,412
Gain on fair value change in derivative liabilities	(335,905)	(261,554)
Gain on fair value change in contingent consideration	-	(568,126)
Gain from sale of Titan Project (note 9)	(199,257)	-
Change in provision for closure and reclamation	(159,063)	-
Recovery of flow through liability	-	(74,190)
Finance expense	113,053	102,197
Unrealized foreign exchange	(233,271)	(170,778)
	(2,814,843)	(2,591,654)
Changes in non-cash working capital
Accounts receivable	392,624	(209,685)
Prepaid expenses and reclamation deposits	203,166	82,998
Accounts payable and accrued liabilities	(129,411)	761,704
Cash used in operating activities	(2,348,464)	(1,956,637)

Investing Activities
Exploration and evaluation assets	(1,397,903)	(1,973,808)
Net proceeds from MSA (note 9)	1,534,343	-
Net proceeds from sale of Titan Project (note 9)	231,000	-
Net proceeds from sale of partial land (note 6)	507,161	-
Acquisition of land	-	(3,724,577)
Acquisition of equipment	-	(625,619)
Acquisition of buildings and structures	-	(657,277)
Acquisition of livestock	-	(284,168)
Sale of livestock	-	332,497
Cash from (used in) investing activities	874,601	(6,932,952)

Financing Activities
Proceeds from share issuances	246,967	628,999
Proceeds from share issuance of subsidiaries	1,356,800	-
Subsidiary subscription receipts (note 24)	720,707	-
Cash from promissory note (note 11)	-	3,752,400
Partial repayment of promissory note (note 11)	(508,571)	-
Sale of shares of subsidiary	212,765	777,060
Lease payments	(10,704)	-
Cash from financing activities	2,017,964	5,158,459
Effect of foreign exchange on cash	32,050	77,040
Increase (decrease) in cash	576,151	(3,654,090)
Cash, beginning of period	1,504,969	5,899,042
Cash, end of period	2,081,120	2,244,952

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

1. Description of Business and Nature of Operations

Silver Elephant Mining Corp. (the "Company" or "Silver Elephant") is incorporated under the laws of the province of British Columbia, Canada. The common shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTC Markets under the symbol "SILEF". The Company maintains its registered and records office at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Paca Project"), and the El Triunfo gold-silver-lead-zinc project in Bolivia (the "Triunfo Project"). In addition, as the Company has de facto control over Flying Nickel Mining Corp. ("Flying Nickel") and Nevada Vanadium Mining Corp. ("Nevada Vanadium") (note 2(c)), by extension, the Gibellini vanadium property in Nevada, USA (the "Gibellini Project") and the Minago nickel property in Canada (the "Minago Project") are also included in the Company's exploration and evaluation assets. The Company also owns or holds 100% interests in each of the following projects: (a) the Ulaan Ovoo coal project located in Mongolia, and (b) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired. The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production or from proceeds of disposition. The Company's exploration and evaluation activities are not dependent on seasonality and may operate year-round; however, the Company may adjust the level of exploration and evaluation activities to manage its capital structure in light of changes in global economic conditions. To date, the Company has not received any revenue from commercial mining operations and is considered to be in the exploration stage.

These consolidated financial statements have been prepared on a going concern basis which implies that the Company will continue realizing assets and discharging liabilities in the normal course of business for the foreseeable future. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.

At September 30, 2023 (the "Financial Position Date"), the Company had a working capital deficiency of $6,227,568 (March 31, 2023 - $6,356,704) and an accumulated deficit of $221,768,387 (March 31, 2023 - $220,375,871). Accordingly, the ability of the Company to realize the carrying value of its assets and continue operations as a going concern is dependent upon its ability to raise additional debt or equity to fund ongoing costs of operations and/or secure new or additional partners in order to advance its projects. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recovery of assets and classification of assets and liabilities that may arise should the Company be unable to continue as a going concern and such adjustments could be material.

2. Basis Of Presentation

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the most recent annual financial statements for the fifteen months ending March 31, 2023. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on November 10, 2023.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

2. Basis Of Presentation - continued

On December 30, 2022, the Company changed its financial year end from December 31 to March 31.

(b) Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

(c) Basis of Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are deconsolidated from the date that control ceases. All intercompany balances, transactions, income and expenses, and profits or losses are eliminated on consolidation.

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Entity	Location	Ownership Interest	Project

1420 PSR PTE Ltd.	Singapore	100%	n/a
Apogee Minerals Bolivia SA	Bolivia	98%	Pulacayo Paca Project
ASC Bolivia LDC	Cayman	100%	n/a
ASC Bolivia LDC Sucursal	Bolivia	100%	Pulacayo Paca Project
ASC Holdings Limited	Cayman	100%	n/a
Chandgana Coal LLC	Mongolia	100%	Chandgana Project
Illumina Silver Bolivia S.A.	Bolivia	98%	n/a
Illumina Silver Mining Corp.	Canada	100%	Triunfo Project
Mega Thermal Coal Corp. (formerly Asia Mining Inc.)	Canada	100%	n/a
Prophecy Power Generation LLC	Mongolia	100%	n/a
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo Project
Silver Elephant Bolivia S.A.	Bolivia	98%	n/a
UGL Enterprises LLC	Mongolia	100%	Ulaan Ovoo Project
Oracle Commodity Holding Corp. ("Oracle")	Canada	40%	n/a
Flying Nickel Mining Corp.	Canada	11.00%	Minago Project
Nevada Vanadium Mining Corp.	Canada	22.13%	n/a
Nevada Vanadium Holding Corp. [1]	Canada	22.13%	n/a
1104002 B.C. Ltd. [1]	Canada	22.13%	n/a
Nevada Vanadium LLC[1]	USA	22.13%	Gibellini Project
VC Exploration (US) Inc. [1]	USA	22.13%	n/a
[1] These entities are wholly owned subsidiaries of Nevada Vanadium, and the accounts are included in the consolidated financial statements of Nevada Vanadium.

De facto control exists in circumstances when an entity owns less than 50% voting rights in another entity but has control for reasons other than voting rights or contractual and other statutory means. These consolidated financial statements include the results of Oracle, Flying Nickel and Nevada Vanadium, and their subsidiaries as applicable, as management has determined that the Company has de facto control over these entities as the Company has the practical ability to direct the relevant activities of these entities and controls the Board of Directors for all periods presented.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

2. Basis Of Presentation - continued

As at the date of the Spin-off Arrangement (note 4), Oracle had a 41% ownership interest in Flying Nickel and a 46% ownership interest in Nevada Vanadium. As at the Financial Position Date, these ownership interests changed to 26% and 43% respectively, however, Oracle continued to have de facto control over these investees. Specifically, Oracle has 1) power over each of these investees, 2) exposure or rights to variable returns from its involvement with these investees, and 3) the ability to use its power over these investees to affect the amount of its returns from these investees. As a result, Oracle consolidates the accounts of Flying Nickel and Nevada Vanadium (and its subsidiaries) in its consolidated financial statements.

Similarly, as at the date of the Spin-off Arrangement and the Financial Position Date, the Company had a 40% ownership interest in Oracle. The Company has de facto control over Oracle since the Company has: 1) power over Oracle, 2) exposure or rights to variable returns from its involvement with Oracle, and 3) the ability to use its power over Oracle to affect the amount of its returns from Oracle. As a result, the Company consolidates the accounts of Oracle in its consolidated financial statements, which also includes the accounts of Flying Nickel and Nevada Vanadium (and its subsidiaries).

(d) Use of Estimates and Judgments

Significant Estimates and Assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions used by management where there is risk of material adjustments to assets and liabilities in future accounting periods include the estimated useful lives of depreciated and amortized assets, and exploration and evaluation assets, assumptions used in determination of the fair value of share-based payments, decommissioning, restoration and similar liabilities and contingent liabilities.

The Company assesses its mineral properties' rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location.  Actual costs incurred may differ from those amounts estimated.

Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in preparing the Company's financial statements include the assumption that the Company will continue as a going concern and whether the Company has significant influence over other entities, classification of expenditures as exploration and evaluation expenditures or operating expenses, the classification of financial instruments and determining de facto control (note 2(c)).

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

3. Material Accounting Policies and Standards

(a) Changes in Accounting Policies

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments- Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. This amendment did not have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors-Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty".

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment did not have a material impact on the Company's financial statements.

(b) Future Changes in Accounting Standards

Classification of liabilities as current or non-current (amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping entities determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

4. Spin-off Arrangement

On January 14, 2022, the Company completed a strategic reorganization of the Company's business through a statutory plan of arrangement (the "Spin-off Arrangement") under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Spin-off Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-consolidation common shares held: (i) one post-consolidation common share of the Company; (ii) one common share of Flying Nickel; (iii) one common share of Nevada Vanadium; and (iv) two common shares of Oracle (formerly Battery Metals  Royalties Corp.).

As a result of the Spin-off Arrangement:

i. certain intercompany royalties held by the Company were transferred to Oracle in exchange for the issuance of 1,785,430 Oracle shares;

ii. the Minago Project was spun out, into Flying Nickel in exchange for the issuance of 50,000,000 Flying Nickel shares, and the assumption of certain liabilities related to the underlying assets;

iii. and the Gibellini Project was spun out, into Nevada Vanadium in exchange for the issuance of 50,000,000 Nevada Vanadium shares, and the assumption of certain liabilities related to the underlying assets; and

iv. Oracle purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,570 Oracle shares to the Company.

In addition, as a result of the Spin-off Arrangement, each of the Company's option and warrant holders as at January 14, 2022, (a "Holder") is entitled to receive, upon exercise of each such warrant and option at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of Oracle (collectively, the "Reserved Shares"); and one share of Silver Elephant.

5. Receivables

	September 30, 2023 ($)	March 31, 2023 ($)

Goods and services tax receivable	45,083	211,493
Other receivables	3,275	229,489
Total	48,358	440,982

6. Fish Creek Ranch

On April 6, 2022, Nevada Vanadium acquired the Fish Creek Ranch property ("FCR") located in Eureka County, Nevada USA for an aggregate purchase price of $5,291,641 (US$4,245,895). The Fish Creek Ranch is adjacent to the Gibellini Project, contains a part of the irrigation canal, and will provide support to the Gibellini Project in the form of water supply.

Nevada Vanadium obtained independent appraisals on land and buildings where land was valued at $4,237,080 (US$3,400,000) and buildings at $747,720 (US$600,000). An independent appraisal value of the machinery and equipment was estimated at $711,705 (US$571,100). Livestock was sold immediately after the acquisition for $332,497 (US$259,403). As a result, the total fair market value of acquired assets is $6,019,773 (US$4,830,503), which exceeds the total consideration paid of $5,291,641 (US$4,245,895).

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

6. Fish Creek Ranch - continued

The transaction was accounted for based on a "basket" purchase whereas the price is allocated based on relative fair value on individual assets. Using this approach, the assets were recorded as follows:

($)

Buildings and structures (US$527,385)	657,277
Land (US$2,988,517)	3,724,577
Machinery and equipment (US$501,983)	625,619
Livestock held for sale (US$228,010)	284,168
5,291,641

On September 21, 2023, Nevada Vanadium sold a parcel of land from the Fish Creek Ranch for gross proceeds of $539,520 (US$400,000), of which $168,600 (US$125,000) was used to partially repay the CVB Loan. Transaction costs totaled $32,359 (US$23,976).

7. Equipment

The following table summarizes the Company's equipment information as at the dates presented:

	Computer Equipment ($)	Furniture and Equipment ($)	Vehicles ($)	Mining Equipment ($)	FCR Equipment ($)	Total ($)
Cost
Balance, January 1, 2022	101,928	278,845	254,395	24,476	-	659,644
Additions	-	-	55,669	11,862	659,355	726,886
Disposals	-	(2015)	(70,539)	(24,476)	(199,839)	(296,869)
Foreign exchange	-	-	1,683	359	19,927	21,969
Balance, March 31, 2023	101,928	276,830	241,208	12,221	479,443	1,111,630

Foreign exchange	-	-	(135)	(29)	(23,769)	(23,933)
Balance, September 30, 2023	101,928	276,830	241,073	12,192	455,674	1,087,697

Accumulated Amortization
Balance, January 1, 2022	(101,928)	(265,828)	(172,226)	(13,137)	-	(553,119)
Amortization	-	(14,337)	(48,535)	(2,715)	(124,910)	(190,497)
Disposals	-	1,081	17,322	13,137	39,311	70,851
Foreign exchange	-	2,254	(592)	(82)	(3,767)	(2,187)
Balance, March 31, 2023	(101,928)	(276,830)	(204,031)	(2,797)	(89,366)	(674,952)

Amortization	-	-	(8,530)	(1,212)	(29,723)	(39,465)
Foreign exchange	-	-	(1,334)	(258)	(15,849)	(17,441)
Balance, September 30, 2023	(101,928)	(276,830)	(213,895)	(4,267)	(134,938)	(731,858)

Net book value, March 31, 2023	-	-	37,177	9,424	390,077	436,678
Net book value, September 30, 2023	-	-	27,178	7,925	320,736	355,839

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

8. Buildings and Structures

The continuity of buildings and structures relating to the Fish Creek Ranch are as follows:

($)

Cost
Balance, January 1, 2022	-
Additions	692,720
Foreign exchange effect	20,937
Balance, March 31, 2023	713,657

Foreign exchange effect	(1,666)
Balance, September 30, 2023	711,991

Accumulated Amortization
Balance, January 1, 2022	-
Amortization for the period	(27,254)
Foreign exchange effect	(823)
Balance, March 31, 2023	(28,077)

Amortization for the period	(29,722)
Foreign exchange effect	15,450
Balance, September 30, 2023	(42,349)

Net book value, March 31, 2023	685,580
Net book value, September 30, 2023	669,642

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

9. Exploration and Evaluation Assets

	Bolivia		Canada	USA
	Pulacayo Paca ($)	Triunfo ($)	Minago ($)	Gibellini ($)	Total ($)

Balance, January 1, 2022	20,461,951	672,925	16,452,655	16,017,568	53,605,099
Contingent consideration	-	-	2,000,000	500,000	2,500,000
Licenses, tax and permits	-	69,390	373,740	462,922	906,052
Geological and consulting	843,490	368,948	-	760,989	1,973,427
Feasibility	-	-	1,183,974	-	1,183,974
Exploration and drilling	-	-	1,589,653	-	1,589,653
Royalties	-	-	-	272,941	272,941
Personnel, camp and general	995,951	63,907	376,296	21,840	1,457,994
Incremental cost related to Flying Nickel warrants	-	-	426,468	-	426,468
Foreign exchange	241,585	93,368	-	657,020	991,973
Balance, March 31, 2023	22,542,977	1,268,538	22,402,786	18,693,280	64,907,581

Licenses, tax and permits	133,214	-	132,917	226,797	492,928
Geological and consulting	60,770	-	-	12,683	73,453
Feasibility	-	-	47,297	-	47,297
Exploration and drilling	-	-	114,409	-	114,409
Royalties	-	-	-	268,855	268,855
Personnel, camp and general	189,953	18,284	174,005	18,720	400,962
Proceeds from MSA (note 9)	(1,534,343)	-	-	-	(1,534,343)
Foreign exchange	130,413	(50,554)	-	(40,207)	39,652
Balance, September 30, 2023	21,522,984	1,236,268	22,871,414	19,180,128	64,810,794

Pulacayo Paca Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia.

The Pulacayo Paca Project comprises seven mining concessions covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Paca Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

On September 11, 2023, the Company entered into a sales and purchase agreement with Andean Precious Metals Corp. ("APM") and its subsidiary (together "APM Group"), for the sale of up to 800,000 tonnes of silver-bearing oxide materials from the Company's Paca property, which, together with the Pulacayo property, comprises the Pulacayo Paca Project. In addition, the Company entered into a master services agreement (the "MSA") with APM Group to provide expertise in mining operations, community relations, logistics and access to technical and geological information, in exchange for APM Group agreeing to pay the Company an aggregate of $6,750,000 (US$5,000,000) as follows:

(a) $1,636,632 (US$1,200,000) in cash and non-refundable on signing of the MSA;

(b) $2,430,000 (US$1,800,000) in cash and non-refundable by January 31, 2024;

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

9. Exploration and Evaluation Assets - continued

(c) $2,025,000 (US$1,500,000) in cash and non-refundable before January 31, 2025; and

(d) $675,000 (US$500,000) in cash and non-refundable by January 31, 2026.

In addition to the cash consideration, if the London Bullion Market Association silver spot price averages over (the "Additional Consideration"):

(a) US$28/oz in any given 260 trading day-interval during the term, then APM Group will pay Silver Elephant a one-time payment of $1,350,000 (US$1,000,000) in cash; and

(b) US$32/oz in any given 150 trading day-interval during the term, then APM Group shall pay Silver Elephant a one-time payment of $1,350,000 (US$1,000,000) in cash;

provided that the Additional Consideration is subject to a $2,700,000 (US$2,000,000) maximum in aggregate, and once any payment described under (a) or (b) above is made, the applicable trading day-interval resets to zero to determine whether Additional Consideration is payable.

Triunfo Project, Bolivia

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round.

Minago Project, Manitoba Canada

The Minago property is located in northern Manitoba, Canada within the southern part of the Thompson Nickel Belt, approximately 107 kilometers north of the Town of Grand Rapids, Manitoba and 225 kilometres south of the City of Thompson, Manitoba. Provincial Highway 6 transects the eastern portion of the Minago property. The Minago Project is comprised of 94 mining claims and two mining leases.

On February 10, 2021, the Company acquired the Minago Project from Victory Nickel Inc. ("Victory Nickel") by way of an Asset Purchase Agreement (the "VN APA"). Additionally, the Company agreed to issue to Victory Nickel $2,000,000 (the "VN Contingent Consideration") in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023 (the "VN Condition").

On January 14, 2022, pursuant to the Spin-off Arrangement, Flying Nickel issued 50,000,000 common shares to the Company in consideration for the Minago Project and the assumption of certain liabilities related to the underlying assets.

The VN condition was met on February 23, 2022, and as a result, Victory Nickel and the Company mutually agreed that the Company should issue 1,267,145 shares with the fair value of $2,000,000 on February 23, 2022, the date the VN condition was met.  Therefore, a derivative liability of $2,000,000 was recognized, with a corresponding increase to exploration and evaluation assets on February 23, 2022. Subsequently on April 8, 2022, the Company issued the 1,267,145 shares with the fair value of $1,431,874 as of April 8, 2022 and transferred 45,392 shares of Flying Nickel with the fair value of $9,759 as of April 8, 2022, to Victory Nickel, the aggregate of which settles the VN Contingent Consideration. Accordingly, the Company recognized a fair value gain of $568,126 relating to the VN Contingent Consideration.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

9. Exploration and Evaluation Assets - continued

Gibellini Project, USA

The Gibellini vanadium project (the "Gibellini Project") is comprised of the Gibellini, Bisoni and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA.

On September 18, 2020, the company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the "Bisoni APA") dated August 18, 2020, with Cellcube Energy Storage Systems Inc. ("Cellcube"). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12.00 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition. This condition was potentially met on April 5, 2022, and derivative liabilities of $500,000 was recognized, with a corresponding increase to exploration and evaluation assets. As at the Financial Position Date, these derivative liabilities were remeasured with a fair value of $116,973 (note 12).

Titan Project, Canada

The Company had a 100% interest in the Titan property (the "Titan Project"), a vanadium-titanium-iron project located in Ontario, Canada, which has been fully impaired since 2014.

On August 4, 2023, the Company divested its Titan Project in exchange for cash totaling $231,000, and 13,283,801 common shares (the "Cachee Shares") of Cachee Gold Mines Corp. ("Cachee"), representing a 19.99% interest in Cachee. The Company attributed a value of $199,257 for the Cachee Shares based on Cachee's net assets, and is included in other non-current assets. In addition, the Company retains a net smelter royalty ("SE Titan NSR") on the Titan Project equal to 0.5% applicable after the commencement of commercial production if the V205 Vanadium Pentoxide Flake 98% price per pound exceeds US$12 per pound. The SE Titan NSR may be purchased by the acquirer, Osprey Advanced Materials Corp.  ("Osprey"), a subsidiary of Cachee, at any time for cash of $500,000.

In addition, Oracle holds a 2% net smelter royalty (the "Oracle Titan NSR") on all mineral products produced from certain mineral claims and leases on the Titan Project after the commencement of commercial production if the V205 Vanadium Pentoxide Flake 98% price per pound exceeds US$12. On August 4, 2023, Oracle granted Osprey, the right to acquire the Oracle Titan NSR at any time, for $1,000,000 in cash. Osprey paid the Company $5,000 as consideration for this right.

Under certain conditions, each of the SE Titan NSR and Oracle Titan NSR (together, the Titan NSRs) may be increased by 0.25% or a portion of each of the Titan NSRs reduced by up to $500,000.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

10. Right of Use Assets and Lease Liabilities

The company leases its office in Vancouver, Canada and has recognized a right of use asset and lease liability accordingly. The incremental borrowing rate for lease liability initially recognized as at August 1, 2022 was 5.6%. Right of Use Assets is included in Other non-current assets and Lease liabilities is included other current liabilities and non-current lease liability.

	Right of use assets ($)	Lease liabilities ($)

Balance, January 1, 2022	-	-
Additions	61,700	(61,700)
Depreciation charge for the period	(13,711)	-
Lease payments for the period	-	13,974
Accretion expenses for the period	-	(2,111)
Balance, March 31, 2023	47,989	(49,837)
Depreciation charge for the period	(10,283)	-
Lease payments for the period	-	10,705
Accretion expenses for the period	-	(1,290)
Balance, September 30, 2023	37,706	(40,422)

Current portion		(20,857)
Non-current portion		(19,565)

11. Promissory Note

On April 6, 2022, Nevada Vanadium borrowed $3,752,400 (US$3,000,000) through a promissory note (the "CVB Loan") with Cache Valley Bank. The CVB Loan has a five-year term, due April 6, 2027, and bears simple interest at 5.5% per annum. The note and the interest will be paid in installments, as amended, as follows:

($)

April 6, 2023 (paid)	US$251,045
September 22, 2023 (paid)	US$125,000
April 6, 2024	US$251,045
April 6, 2025	US$251,045
April 6, 2026	US$251,045
April 6, 2027	US$2,539,784
US$3,668,964

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

11. Promissory Note - continued

The CVB Loan is accounted for using the effective interest rate method, utilizing an implied interest rate of 5.27%. The continuity of the CVB Loan is as follows:

($)

Balance, January 1, 2022	-
Initial recognition of CVB Loan	3,752,400
Finance expense	206,030
Foreign exchange	313,427
Balance, March 31, 2023	4,271,857
Payments	(508,571)
Finance expense	110,405
Foreign exchange	(7,305)
Balance, September 30, 2023	3,866,386

During the three and six months ended September 30, 2023 the Company accrued finance expense of $56,240 and $110,405 respectively (2022 - $53,136 and $102,197 respectively) related to the CVB Loan.

12. Other Current Liabilities

Included in other liabilities is as follows:

	September 30, 2023 ($)	March 31, 2023 ($)

Derivative liabilities - options (note 14c)	77,715	218,642
Derivative liabilities - warrants (note 14d)	86,400	182,400
	164,115	401,042

Derivative liabilities - contingent liability (note 9)	116,973	215,951
Lease liability	20,857	19,552
Total other current liabilities	301,945	636,545

As the Company did not have sufficient shares of Flying Nickel to fulfill the potential obligations of the January 14, 2022 Options and January 14, 2022 Warrants and as described in note 14c and 14d, the Company recognized derivative liabilities relating to the Flying Nickel shares that may potentially need to be transferred relating to the January 14, 2022 Options and January 14, 2022 Warrants as follows:

$

Balance, January 1, 2022	-
Recognition	815,951
Gain on change in fair value	(414,909)
Balance, March 31, 2023	401,042

Gain on change in fair value	(236,927)
Balance, September 30, 2023	164,115

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

13. Provision for Closure and Reclamation

The Company's closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company's provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

Management used a risk-free interest rate of 3.70% at the Financial Position Date (March 31, 2023 - 3.15%) in preparing the Company's provision for closure and reclamation.  Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is $8,600,000 (March 31, 2023 - $8,600,000) over the next 19 years from the Financial Position Date.  The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

($)

Balance, January 1, 2022	2,037,731
Change in estimate	(370,977)
Accretion	215,117
Foreign currency translation	140,464
Balance, March 31, 2023	2,022,335

Change in estimate	(240,915)
Accretion	74,898
Foreign currency translation	6,954
Balance, September 30, 2023	1,863,272

14. Share Capital

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of common shares. At the Financial Position Date, the Company had 32,841,918 (March 31, 2023 - 32,084,966) common shares issued and outstanding.

On January 14, 2022, the Company's share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the six months ended September 30, 2023

On April 24, 2023, the Company issued 116,953 shares with a fair value of $54,968 to settle $54,967 in directors' fees owing to certain directors.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

On August 17, 2023, the Company closed a non-brokered private placement through the issuance of 639,999 units at a price of $0.30 for gross proceeds of $192,000. Each unit consists of one common share of the Company and one-half share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for 24 months. In connection with the closing, finder's fees of $210 were paid. The proceeds from private placements that include warrants are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants (the "Residual Method"). Based on the Residual Method, the fair value of the warrants is $nil.

During the fifteen months ended March 31, 2023

On March 16, 2022, the Company issued 187,049 bonus shares with a fair value of $1.26 per common share to the company's directors, officers, employees, and consultants valued at $235,682.

On April 8, 2022, the Company issued 1,267,145 shares to settle liability related to the Minago Project (note 9). The fair value of the shares issued was $1,431,874.

On August 24, 2022, the Company closed a non-brokered private placement through the issuance of 640,000 units at a price of $0.50 for gross proceeds of $320,000. Each unit consists of one common share of the Company and one-half share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.65 per share for 36 months. In connection with the closing, the Company issued 10,800 Units as finder's fees. Based on the Residual Method, the fair value of the warrants is $nil.

On December 5, 2022, the Company closed a private placement for gross proceeds of $1,384,500. Pursuant to the closing, the Company issued an aggregate of 3,076,666 Units.  Each Unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from Closing. In connection with the Closing, the Company issued 75,600 Units and paid $4,620 in cash as finders' fees. The proceeds will be used for the Company's mineral project development and for general working capital purposes. Based on the Residual Method, the fair value of the warrants is $nil.

On December 9, 2022, the Company closed the final tranche of its December 2022 private placement for gross proceeds of $13,500. An aggregate of 30,000 units were issued. Each unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from the closing date. In connection with the final tranche of the December 2022 private placement, the Company paid $945 in cash as finders' fees. Based on the Residual Method, the fair value of the warrants is $1,050.

On March 22, 2023, the Company closed the first tranche of its March 13, 2023, private placement for gross proceeds of $675,000. An aggregate of 1,500,000 units were issued. Each unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for three years from the closing date. No finders' fees were paid in connection with the first tranche closing. Based on the Residual Method, the fair value of the warrants is $nil.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

On March 31, 2023, the Company closed the second and final tranche of its March 13, 2023 private placement. The Company issued 1,128,111 units for  aggregate gross proceeds of $507,650. Each unit consists of one common share of the  Company and one share purchase warrant with each warrant entitling the holder to purchase  one additional share of the Company at a price of $0.55 per share for 3 years. In connection with the closing, an aggregate of 34,650 units were issued by  the Company to eligible finders as finders' fees. Each finder's unit consists of one common share of the Company and one non-transferable share purchase warrant with each warrant entitling the holder to purchase one  additional share of the Company at a price of $0.55 per share for 3 years. Based on the Residual Method, the fair value of the detached warrants is $nil.

A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company's shareholders on September 10, 2021 (the "2021 Plan"). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan. The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

The continuity of the Company's share options is as follows:

	Number of Options	Weighted Average Exercise Price ($)

Balance, January 1, 2022	1,577,750	3.00

Granted	1,805,000	0.55
Expired	(227,000)	3.81
Cancelled	(724,500)	1.48
Balance, March 31, 2023	2,431,250	1.54

Granted	1,304,500	0.32
Expired	(57,750)	2.80
Cancelled	(394,250)	2.60
Balance, September 30, 2023	3,283,750	0.97

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

The following table summarizes the stock options outstanding as at the Financial Position Date.

	Options Outstanding		Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Options Exercisable	Weighted Average Remaining Contractual Life (Years)

0.27	1,019,500	4.97	42,479	4.97
0.43	191,250	4.57	39,844	4.50
0.51	280,000	4.25	116,667	4.82
0.57	1,015,000	3.90	592,083	4.15
2.00	104,875	0.83	104,875	1.08
2.20	118,125	1.59	118,125	1.85
2.60	415,000	2.98	415,000	3.23
3.30	41,000	0.05	41,000	0.03
3.70	15,000	2.65	15,000	2.90
4.40	54,000	1.09	54,000	1.34
5.00	30,000	1.88	30,000	2.13
	3,283,750	3.89	1,569,073	3.10

The fair value of each share option is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the assumptions noted in the table below. Expected volatilities are based on the historical volatility of the Company's shares, and other factors. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the contractual life of the share option is based on the Canadian government bond rate. Assumptions used for share options granted for the periods presented are as follows:

For the six months ended, September 30, 2023

Grant Date	Number of Share Options	Stock Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

September 18, 2023	1,019,500	0.31	0.27	105%	3.92%	5.0	-	0.25	254,875
April 24, 2023	285,000	0.54	0.51	107%	2.97%	5.0	-	0.43	122,550

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

For the fifteen months ended, March 31, 2023

Grant Date	Number of Share Options	Stock Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

December 28, 2022	310,000	0.41	0.43	108%	3.27%	5.0	-	0.32	99,200
August 25,2022	1,260,000	0.63	0.57	107%	3.11%	5.0	-	0.50	630,000
June 1, 2022	235,000	0.59	0.61	105%	2.86%	5.0	-	0.46	108,100

As a result of the Spin-off Arrangement, each holder of the Company's stock options (the "January 14, 2022 Options") as at January 14, 2022, is entitled to receive, upon exercise of each such option at the same original exercise price and in accordance with the terms of such option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Oracle and one share of Silver Elephant. This is deemed a modification to the original stock options. As at January 14, 2022, there were 1,463,250 January 14, 2022 Options outstanding.

As a result of this modification and in accordance with IFRS 2 Share-based Payment, the incremental fair value of the January 14, 2022 Options totaled $2,556,442 of which $1,368,938 was recognized in the statement of loss during the fifteen months ended March 31, 2023. The weighted average fair value of these January 14, 2022 Options is $3.65

The fair values of the January 14, 2022 Options immediately before and after the modification is determined based on the key assumptions as follows:

Before modification

Entity	Number of Share Options	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Option ($)	Total Fair Value ($)

Silver Elephant	1,463,250	2.80	2.00-5.00	77%-155%	0.55%-1.49%	0.41-4.70	-	1.90	2,783,123

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

After modification

Entity	Number of Share Options	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Option ($)	Total Fair Value ($)

Silver Elephant	1,463,250	2.80	2.00-5.00	77%-155%	0.56%-1.54%	0.41-4.69	-	1.90	2,781,806
Flying Nickel	1,463,250	0.70	-	96%-136%	0.56%-1.54%	0.41-4.69	-	0.70	1,024,275
Nevada Vanadium	1,463,250	0.40	-	99%-116%	0.56%-1.54%	0.41-4.69	-	0.40	585,300
Oracle	2,926,500	0.32	-	101%-123%	0.56%-1.54%	0.41-4.69	-	0.32	936,480

As the Company did not have sufficient shares of Flying Nickel to fulfill the potential obligations of the January 14, 2022  Options, the Company recognized derivative liabilities relating to the Flying Nickel shares that may potentially need to be transferred relating to January 14, 2022 Options (note 12). As at the Financial Position Date, $77,715 (March 31, 2023 - $218,642) relating to 863,500 (March 31, 2023 - 1,150,747) Flying Nickel shares from the January 14, 2022 Options has been included in derivative liabilities. At the Financial Position Date, these derivative liabilities were measured based on the following assumptions: 863,500 options (March 31, 2023 - 1,150,747), $0.09 price per share (March 31, 2023 - $0.19) and $nil exercise price (March 31, 2023 - $nil). The other assumptions of expected price volatility, risk free interest rate, expected life and expected dividend yield typically included in the Black-Scholes Option Pricing Model have no impact to the fair value calculation of the derivative liability due to the exercise price being $nil. The fair value of the derivative liability is $77,715 as at the Financial Position Date (March 31, 2023 - $218,642).

(d) Warrants

The continuity of the Company's warrants is as follows:

	Number of warrants	Weighted average exercise price ($)

Balance, January 1, 2022	1,469,480	2.50
Issued	6,170,427	0.56
Expired	(499,480)	3.83
Exercised	(10,000)	2.60
Balance, March 31, 2023	7,130,427	0.70

Issued	319,999	0.45
Balance, September 30, 2023	7,450,426	0.69

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

As of the Financial Position Date, the following warrants were outstanding:

Expiry Date	Remaining Life (Years)	Number of Warrants	Exercise Price ($)

May 1, 2025[1]	1.59	463,800	1.60
May 20, 2025[1]	1.64	496,200	1.60
August 25, 2025	1.90	325,400	0.65
December 5, 2025	2.18	3,152,266	0.55
December 9, 2025	2.19	30,000	0.55
March 22, 2026	2.48	1,500,000	0.55
March 31, 2026	2.50	1,162,761	0.55
August 17, 2026	2.88	319,999	0.45
	2.24	7,450,426	0.69

1 On May 15, 2023, these warrants were extended by 2 years; the date presented is post-extension. There is no change to the fair value as the Company's accounting policy for detached warrants from unit financings is the Residual Method.

As a result of the Spin-off Arrangement, each holder of the Company's warrants (the "January 14, 2022 Warrants") as at closing on January 14, 2022, is entitled to receive, upon exercise of each such warrant at the same original exercise price and in accordance with the terms of such warrant, one share of each of Flying Nickel and Nevada Vanadium; two shares of Oracle and one share of Silver Elephant. As at January 14, 2022, there were 1,447,814 January 14, 2022 Warrants outstanding.

As a result of this modification and in accordance with IFRS 2 Share-based Payment, the incremental fair value relating to the January 14, 2022 Warrants totaled $476,470, of which $426,468 was allocated to Exploration and Evaluation Assets (Minago Project) and $50,002 to share capital. The weighted average fair value of these January 14, 2022 Warrants is $2.23. As at January 14, 2022, 335,406 warrants that were subject to IFRS 2.

The fair values of the January 14, 2022 Warrants immediately before and after the modification is determined based on the key assumptions as follows:

Before modification

Entity	Number of Share Warrants	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Warrant ($)	Total Fair Value ($)

Silver Elephant	335,406	2.80	2.60-4.76	78%-82%	0.56%-1.10%	0.69-1.07	-	0.48	161,488

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

After modification

Entity	Number of Share Warrants	Share Price ($)	Exercise Price ($)	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Weighted Average Fair Value Per Warrant ($)	Total Fair Value ($)

Silver Elephant	335,406	2.80	2.60-4.76	78%-82%	0.56%-1.15%	0.68-1.07	-	0.48	160,341
Flying Nickel	335,406	0.70	-	99%-104%	0.56%-1.15%	0.68-1.07	-	0.70	234,784
Nevada Vanadium	335,406	0.40	-	100%-104%	0.56%-1.15%	0.68-1.07	-	0.40	134,162
Oracle	670,812	0.32	-	84%-105%	0.56%-1.15%	0.68-1.07	-	0.32	214,660

The Company's accounting policy for proceeds from private placements that include warrants are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants. The remaining 1,112,408 January 14, 2022 Warrants were from unit private placements which were each comprised of a share and warrant component, with no remaining value attributed to the warrant component.

As the Company did not have sufficient shares of Flying Nickel to fulfill the potential obligations of the January 14, 2022  Warrants, the Company recognized derivative liabilities relating to the Flying Nickel shares that may potentially need to be transferred relating to January 14, 2022 Warrants (note 12). As at the Financial Position Date, $86,400 (March 31, 2023 - $182,400) relating to 960,000 (March 31, 2023 - 960,000) Flying Nickel shares from the January 14, 2022 Warrants has been included in derivative liabilities. At the Financial Position Date, these derivative liabilities were measured based on the following assumptions: 960,000 warrants (March 31, 2023 - 960,000), $0.09 price per share (March 31, 2023 - $0.19), and $nil (March 31, 2023 - $nil) exercise price. The other assumptions of expected price volatility, risk free interest rate, expected life and expected dividend yield typically included in the Black-Scholes Option Pricing Model have no impact to the fair value calculation of the derivative liability due to the exercise price being $nil. The fair value of the derivative liability is $86,400 as of the Financial Position Date (March 31, 2023 - $182,400).

(e) Loss per Share

	Three Months Ended		Six Months Ended
	September 30, 2023 ($)	September 30, 2022 ($)	September 30, 2023 ($)	September 30, 2022 ($)

Basic loss per share attributable to equity holders of parent	(0.01)	(0.05)	(0.04)	(0.05)
Diluted loss per share attributable to equity holders of parent	(0.01)	(0.05)	(0.04)	(0.05)
Loss for the period attributable to equity holders of parent	(437,430)	(1,258,580)	(1,392,516)	(1,280,298)

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

14. Share Capital - continued

	Three Months Ended		Six Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Shares outstanding, beginning of period	32,201,919	25,589,139	32,084,966	24,321,994
Effect of shares issued for share offerings	313,043	268,809	259,631	135,139
Effect of shares issued to settle liability	-	-	-	1,218,675
Basic weighted average number of shares outstanding	32,514,962	25,857,948	32,344,597	25,675,808

Effect of dilutive share options	-	-	-	-
Effect of dilutive warrants	-	-	-	-
Diluted weighted average number of shares outstanding	32,514,962	25,857,948	32,344,597	25,675,808

As at the Financial Position Date, there were 3,283,750 (September 30, 2022 - 2,419,250) share options and 7,450,426 (September 30, 2022 - 1,599,500) warrants that were potentially dilutive but not included in the diluted loss per share calculation as the effect would be anti-dilutive.

15. Non-Controlling Interest

The following table presents the movements of non-controlling interests:

	Flying Nickel ($)	Nevada Vanadium ($)	Oracle ($)	Total ($)

Non-controlling interest, January 1, 2022	1,499,851	-	-	1,499,851
Spin-off arrangement (note 4)	11,754,947	12,122,850	-	23,877,797
Change in ownership (a)	8,866,713	1,571,688	-	10,438,401
Net loss	(3,414,388)	(1,408,875)	(353,653)	(5,176,916)
Share-based payments (b and c)	1,412,565	228,514	-	1,641,079
Warrants (d)	478,330	-	-	478,330
Other comprehensive loss	-	682,478	-	682,478
Non-controlling interest, March 31, 2023	20,598,018	13,196,655	(353,653)	33,441,020

Change in ownership (a)	1,359,584	717,267	-	2,076,851
Net loss	(883,005)	(620,728)	(94,929)	(1,598,662)
Share-based payments (b and c)	393,565	194,759	-	588,324
Other comprehensive loss	-	(23,320)	-	(23,320)
Non-controlling interest, September 30, 2023	21,468,162	13,464,633	(448,582)	34,484,213

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest - continued

a) Change in ownership of subsidiaries:

Flying Nickel

On January 14, 2022 and February 28, 2022, Flying Nickle converted a total of 5,844,033 and 4,250,000 non-flow through subscription receipts into 5,844,033 and 4,250,000 units, for a total of 10,094,033 units (the "NFT Units"). Each Unit consists of one common share and one-half of one common share purchase warrant, each whole warrants entitles its holder to acquire one common share of the Flying Nickel at an exercise price of $1.00 per share until November 29, 2023.

On February 15, 2023, Flying Nickel closed a non-brokered private placement and issued an aggregate of 5,370,000 units for aggregate gross proceeds of $859,200. Each unit consists of one common share of Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for 36 months from closing.

On April 17, 2023, Flying Nickel closed a non-brokered private placement and issued 1,250,000 units for gross proceeds of $200,000. Each unit consists of one common share of Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for 36 months from closing.

On May 12, 2023, Flying Nickel closed a non-brokered private placement and issued 200,000 units for gross proceeds of $32,000. Each unit consists of one common share of Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for 36 months from closing.

On August 14, 2023, Flying Nickel closed a non-brokered private placement of 6,800,000 common shares of the Company raising gross proceeds of $680,000. The private placement was priced at $0.10 per share.

Nevada Vanadium

On May 20, 2022, Nevada Vanadium closed a non-brokered private placement of 3,032,500 units at a price of $0.40 per unit for aggregate gross proceeds of $1,213,000. The transaction costs related to the private placement was $2,370. Each unit consists of one common share in the capital of Nevada Vanadium and one share purchase warrant. Each warrant entitles its holder to purchase one additional common share of Nevada Vanadium at a price of $0.50 per share at any time on or before the 36-month anniversary of the date of issuance of the warrants. Nevada Vanadium has allocated the entire proceeds to share capital and $nil has been allocated to Warrants by applying the Residual Method. The exercise price of these warrants were amended to $0.18 in August 2022.

On February 15, 2023, Nevada Vanadium closed a non-brokered private placement and issued an aggregate of 2,539,286 units at a price of $0.14 per unit for aggregate gross proceeds of $355,500.  Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from closing.

On April 28, 2023, Nevada Vanadium closed a non-brokered private placement and issued an aggregate of 570,000 units at a price of $0.14 per unit for aggregate gross proceeds of $79,800.  Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from closing.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest - continued

On May 19, 2023, Nevada Vanadium closed a non-brokered private placement and issued an aggregate of 1,602,143 units at a price of $0.14 per unit for aggregate gross proceeds of $224,300. Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from closing.

On July 5, 2023, Nevada Vanadium closed a private placement of 742,857 units at a price of $0.14 per unit, for aggregate gross proceeds of $104,000. Each unit consists of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 36 months from the closing date.

b) During the six months ended September 30, 2023, Flying Nickel recorded share-based payments of $393,565 (2022 - 632,118) of which $9,278 (2022 - 10,539) was capitalized as exploration cost and the reminder of $384,287 (2022 - 621,579)  was expensed as general and administrative expenses.

During the fifteen months ended March 31, 2023, Flying Nickel recorded share-based payments expense of $1,412,565 of which $16,564 was capitalized as exploration cost and the reminder of $1,396,001 was expensed as general and administrative expenses.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes Option Pricing Model with the assumptions presented in the table below. Expected volatilities are based on historical volatility of the comparable companies as Flying Nichel has a limited history of trading. The expected term of share options granted represents the period of time that the granted share options are expected to be outstanding. The risk-free interest rate is based on the Canadian government bond rate.

For the six months ended September 30, 2023

Grant Date	Number of Share Options	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

Apr 17, 2023	205,000	107%	3.15%	5.00	-	0.13	25,762
Apr 24, 2023	100,000	106%	2.97%	5.00	-	0.13	12,921
June 15, 2023	50,000	107%	3.48%	5.00	-	0.08	3,876
September 18, 2023	1,390,000	105%	3.92%	5.00	-	0.08	108,876
	1,745,000						151,435

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

15. Non-Controlling Interest - continued

For the fifteen months ended March 31, 2023

Grant Date	Number of Share Options	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

March 4, 2022	5,160,000	137%	1.45%	5.00	-	0.34	1,735,482
March 18, 2022	150,000	138%	1.45%	5.00	-	0.57	85,249
May 3, 2022	300,000	138%	2.75%	5.00	-	0.47	142,194
January 3, 2023	1,400,000	141%	3.23%	5.00	-	0.13	175,617
	7,010,000						2,138,542

c) During the six months ended September 30, 2023, Nevada Vanadium recorded share-based payments of $194,759 (2022 - $74,699) of which $18,720 (2022 - $nil) was capitalized as exploration cost and the reminder of $176,039 (2022 - $74,699) was expensed as general and administrative expenses.

During the fifteen months ended March 31, 2023, Nevada Vanadium recorded share-based payments expense of $228,514.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes Option Pricing Model with the assumptions presented in the table below. Expected volatilities are based on historical volatility of the comparable companies as Nevada Vanadium has a limited history of trading. The expected term of share options granted represents the period of time that the granted share options are expected to be outstanding. The risk-free interest rate is based on the Canadian government bond rate.

Grant Date	Number of Share Options	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

August 25, 2022	5,300,000	141%	3.11%	5.00	-	0.16	851,689
December 28, 2022	120,000	141%	3.27%	5.00	-	0.16	19,311
	5,420,000						871,000

d) The value of: 1) Flying Nickel warrants is from the NFT Units, and is estimated using the residual approach by allocating the proceeds to share capital. Flying Nickel estimate of the value of common shares issued is $0.66 per share, calculated based on the estimated flow through share premium, and is $201,881, and 2) broker warrants and finders' fees related to the NFT Units totaling $276,449.

On October 6, 2022, and as amended, Nevada Vanadium and Flying Nickel entered into an arrangement agreement pursuant to which Flying Nickel proposes to acquire all of the issued and outstanding common shares of Nevada Vanadium by way of a court-approved plan of arrangement (the "Merger Transaction").

Under the terms of the agreement, the Nevada Vanadium shareholders will receive one (1) (the "Exchange Ratio") Flying Nickel common share (a "Flying Nickel Share") for each Nevada Vanadium Share held immediately prior to the effective time of the Merger Transaction. All convertible securities of Nevada Vanadium outstanding immediately prior to the effective time of the Merger Transaction will be exchanged for securities of Flying Nickel bearing substantially the same terms as the securities replaced based on the Exchange Ratio. As at the Financial Position Date, the Merger Transaction is still in progress.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

16. Related Party Transactions

During the six months ended September 30, 2023, the Company had related party transactions with key management personnel who provide management and consulting services to the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include, but are not limited to, the CEO, CFO, COO, and executive and non-executive directors.

A summary of related party transactions is as follows:

	Three Months Ended		Six Months Ended
	September 30, 2023 ($)	September 30, 2022 ($)	September 30, 2023 ($)	September 30, 2022 ($)

Management fees to Linx Partners Ltd., a company controlled by John Lee, Director, CEO and Executive Chairman of the Company	105,000	105,000	210,000	210,000
Directors' fees	30,467	20,000	49,917	42,200
Salaries and benefits paid to key management of the Company	127,645	210,195	249,832	285,923
Share-based payments - John Lee	79,479	104,313	174,948	153,970
Share-based payments - directors	24,740	823	49,427	25,817
Share-based payments - former directors	(1,875)	68,659	17,528	68,659
Share-based payments - key management of the Company	29,730	105,670	64,521	118,710
	395,186	614,660	816,173	905,279

The Company had balances due to related parties as follows:

	September 30, 2023 ($)	March 31, 2023 ($)

Directors' fees payable	(78,933)	(102,452)
	(78,933)	(102,452)

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

17. Segmented Information

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties.  Assets by geographical area are as follows:

	September 30,	March 31,
	2023	2023
	($)	($)
Current assets
Canada	2,098,068	1,782,558
USA	94,875	6,858
Mongolia	55,548	385,403
Bolivia	91,377	184,688
	2,339,868	2,359,507
Non-current assets
Canada	27,290,168	27,924,568
USA	23,700,210	23,837,759
Mongolia	-	3,822
Bolivia	18,669,461	18,451,562
	69,659,839	70,217,711

Total assets
Canada	29,388,236	29,707,126
USA	23,795,085	23,844,617
Mongolia	55,548	389,225
Bolivia	18,760,838	18,636,250
	71,999,707	72,577,218

18. Supplemental Cash Flow Information

	Three Months Ended		Six Months Ended
	September 30, 2023 ($)	September 30, 2022 ($)	September 30, 2023 ($)	September 30, 2022 ($)

Non-Cash Financing and Investing Activities
Shares issued to settle liability	-	-	54,967	1,431,874
Share-based payments capitalized in mineral properties	1,253	5,711	9,277	21,262
	1,253	5,711	64244	1,453,136

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

19. Capital Management

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of exploration and evaluation assets.  The Board of Directors does not establish quantitative returns on capital criteria for management.  In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors.

The properties in which the Company currently holds interests are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out exploration and development plans and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in management's approach to capital management during the period ended September 30, 2023.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

20. Fair Value Measurements and Financial Instruments

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. As at the Financial Position Date, there were no financial assets measured and recognized in the statement of position that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

The fair value of the Company's financial instruments including cash, receivables, and accounts payable approximates their carrying value due to the immediate or short-term maturity of these financial instruments. Restricted cash equivalents included in other non-current assets  is readily convertible into cash, and therefore its carrying value approximates fair value. The fair values of the Company's interest-bearing promissory note is determined by using the DCF method using discount rate that reflects the issuer's borrowing rate as at the end of the reporting period. The non-performance risk as at September 30, 2023 was assessed to be insignificant. Derivative liabilities and contingent liability are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through profit or loss. As at the Financial Position Date, the fair value of: 1) derivative liabilities is $164,115 (March 31, 2023 - $401,042), 2) contingent liability is $116,973 (March 31, 2023 - $215,951), and 3) promissory note is $3,866,386 (March 31, 2023 - $4,271,857). The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the period ended September 30, 2023.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

21. Financial Risk Management

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments at the Financial Position Date are summarized below. The Board of Directors periodically reviews with management the principal risks affecting the Company and the systems that have been put in place to manage these risks.

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at the Financial Position Date, the Company had a cash balance of $2,081,120 (March 31, 2023 - $1,504,969) and accounts payable and accrued liabilities of $3,678,398 (March 31, 2023 - $3,807,809). Liquidity risk is assessed as very high.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with cash, restricted cash equivalents included in other non-current assets and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash and restricted cash equivalents included in other non-current assets primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of the Financial Position Date. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has foreign exploration and development projects in the USA, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its reporting currency, the Canadian dollar.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

21. Financial Risk Management - continued

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

(iv) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's derivative financial liability includes debts to be settled in common shares of Silver Elephant. A 10% increase or decrease in the market price of common shares of Silver Elephant or Flying Nickel has a corresponding effect of approximately $28,000 to net loss.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Sensitivity Analysis

A 1% change in interest rates does not have a material effect on the Company's profit or loss and equity.

The Company has certain cash balances, receivables, accounts payables and the CVB Loan denominated in either the US Dollar, Mongolian Tugrik or Bolivian Boliviano (the "Foreign Currencies"), currencies other than the functional currency of Company. Based on the above, net exposures as at the Financial Position Date, with other variables unchanged, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by approximately $20,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by approximately $40,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by approximately $450,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

22. Contingencies

As at September 30, 2023, $556,892 (March 31, 2023 - $558,236) was included in accounts payable and accrued liabilities in connection with a former employee's claim for severance.

23. Restatement

The Company identified an accounting error in relation to its prior year consolidated financial statements primarily due to the Spin-off Arrangement and related carrying value of Exploration and Evaluation Assets and Non-controlling Interests, and allocation of Fish Creek Ranch purchase price, which have been corrected as noted below.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

Prior year classification has resulted in an understatement and overstatement of certain assets and liabilities as follows:

	Original March 31, 2022 ($)	Restatement ($)	Restated March 31, 2022 ($)

Assets
Current assets
Cash	854,649	5,044,393	5,899,042
Receivables	19,458	42,429	61,887
Prepaid expenses	86,337	354,267	440,604
Marketable securities	3,837,048	(3,837,048)	-
Total current assets	4,797,492	1,604,041	6,401,533

Non-current assets
Restricted cash equivalents	34,500	-	34,500
Reclamation deposits	21,055	-	21,055
Equipment	38,040	62,216	100,256
Exploration and evaluation assets	22,030,976	32,724,836	54,755,812
Investment in associate	20,360,240	(20,360,240)	-
Total assets	47,282,303	14,030,853	61,313,156

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	3,079,311	1,031,009	4,110,320
Flow through premium	-	74,191	74,191
Total current liabilities	3,079,311	1,105,200	4,184,511

Non-current liabilities
Provision for closure and reclamation	2,037,731	-	2,037,731
Total liabilities	5,117,042	1,105,200	6,222,242

Shareholders' Equity
Share capital	184,979,302	30,073,284	215,052,586
Reserves	26,599,987	1,001,715	27,601,702
Deficit	(169,414,028)	(48,204,091)	(217,618,119)
Equity attributable equity holders of parent	42,165,261	(17,129,092)	25,036,169
Equity attributable to non-controlling interests	-	30,054,745	30,054,745
Total equity	42,165,261	12,925,653	55,090,914
Total liabilities and equity	47,282,303	14,030,853	61,313,156

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

	Original September 30, 2022 ($)	Restatement ($)	Restated September 30, 2022 ($)

Assets
Current assets
Cash	2,244,952	-	2,244,952
Receivables	271,572	-	271,572
Prepaids	357,606	-	357,606
Total current assets	2,874,130	-	2,874,130

Non-current assets
Restricted cash equivalents	34,500	-	34,500
Reclamation deposits	21,055	-	21,055
Equipment	654,378	-	654,378
Exploration and evaluation assets	81,772,424	(19,860,882)	61,911,542
Buildings and structures	645,177	-	645,177
Land	3,724,577	-	3,724,577
Total assets	89,726,241	(19,860,882)	69,865,359

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	4,852,964	-	4,852,963
Promissory note - current	110,877	-	110,877
Flow through liability	-	19,062	19,062
Derivative liability	-	238,446	238,446
Unrecognized government grant	19,062	(19,062)	-
	4,982,903	238,446	5,221,348

Non-current liabilities
Provision for closure and reclamation	2,037,731	-	2,037,731
Promissory note - non-current	3,629,223	-	3,629,223
Total liabilities	10,649,857	238,446	10,888,302

Shareholders' equity
Share capital	217,113,459	-	217,113,459
Reserves	27,131,664	204,371	27,336,036
Deficit	(212,609,673)	(6,288,744)	(218,898,417)
Equity attributable to equity holders of parent	31,635,450	(6,084,373)	25,551,078
Equity attributable to non-controlling interests	47,440,934	(14,014,955)	33,425,979
Total equity	79,076,384	(20,099,328)	58,977,057
Total liabilities and equity	89,726,241	(19,860,882)	69,865,359

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

As a result of this restatement, the effect on Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2022 is as follows:

	Original Three Months Ended, September 30, 2022 ($)	Restatement ($)	Restated Three Months Ended, September 30, 2022 ($)

General and Administrative Expenses
Amortization	56,586	-	56,586
Advertising and promotion	150,849	(23,461)	127,388
Consulting and management fees	281,586	-	281,586
Directors' fees	46,162	-	46,162
Domain names	313,977	(313,977)	-
Insurance	38,658	-	38,658
Office and administration	67,283	-	67,283
Professional fees	296,022	-	296,022
Salaries and benefits	253,397	-	253,397
Share-based payments	838,356	91,806	930,162
Stock exchange and shareholder services	116,736	-	116,736
Travel and accommodation	32,112	-	32,112
	(2,491,724)	245,632	(2,246,092)

Other items
Other income (expense)	(101,904)	230,904	129,000
Finance expense	(53,136)	-	(53,136)
Foreign exchange loss	(21,500)	(490,611)	(512,111)
Recovery of flow through liability	11,310	-	11,310
Gain on fair value change in derivative liabilities	-	(4,499)	(4,499)
Government grant	12,188	(12,188)	-
Sale of marketable securities	(15,606,946)	15,606,946	-
Impairment of mineral property	(75,789)	75,789	-
Impairment of NSR	(679,374)	679,374	-
Loss on debt settlement	(906,072)	906,072	-
Net loss and comprehensive loss for the period	(19,912,947)	17,237,419	(2,675,528)

Loss and comprehensive loss attributable to:
Equity holders of the parent	(24,780,523)	23,521,943	(1,258,580)
Non-controlling interests	(1,781,636)	364,688	(1,416,948)
	(19,912,947)[1]	17,237,419	(2,675,528)

Basic and diluted loss per share attributable to equity holders of the parent	(0.77)	0.72	(0.05)
Basic and diluted weighted average number of shares outstanding	25,853,750	-	25,853,750

1 Mathematical error in original presentation. Should total $26,562,159.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited) For the Six Months Ended September 30, 2023 (Expressed in Canadian Dollars except where noted)

23. Restatement - continued

The Consolidated Statements of Cash Flows for the six months ended September 30, 2022 was not previously presented; only the Consolidated Statements of Cash flows for the nine months ended September 30, 2022 was presented but not applicable for the purposes of these consolidated financial statements as result of the change in year end from December 31 to March 31.

24. Subsequent Events

October 12, 2023, Flying Nickel closed a non-brokered private placement offering of 7,603,862 common shares of the Company, raising gross proceeds of $600,705. The offering was priced at $0.079 per share. No finders' fees were payable in connection with the offering. An additional $120,002 from another third party remains in progress and not closed as at the date of these financial statements.